Exhibit 99.4

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REPLY SLIP

To: PetroChina Company Limited (the “Company”)

I/We1

of

(address as shown in the register of members) (telephone number(s)2:                                                                              ) being the registered holder(s) of3                                                               A shares/H share(s)4 of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the annual general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 10 June 2021 at 9:00 a.m.

Date:              2021

Signature(s):

Notes:

(1)	Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
(2)	Please insert telephone number(s) at which you can be contacted for confirmation purpose.
(3)	Please insert the number of shares registered under your name(s).
(4)	Please delete as appropriate.
(5)

The completed and signed reply slip should be delivered to the Board of Directors Office of the Company for holders of A shares at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007) on or before Friday, 21 May 2021 personally, by mail or by fax (fax number: (8610) 6209 9557); to Hong Kong Registrars Limited for holders of H shares at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong.